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Exhibit (a)(5)(Q)

IKOS BOARD CONCLUDES THAT MENTOR PROPOSAL WOULD
RESULT IN TRANSACTION MORE FAVORABLE TO IKOS
STOCKHOLDERS THAN SYNOPSYS MERGER

IKOS Board Will Not Send Notice Seeking
Termination of Synopsys Merger Agreement
In View of Conditions in Mentor Proposal

SAN JOSE, Calif.—January 22, 2002 Systems, Inc. (Nasdaq:IKOS) today announced that its Board of Directors has unanimously determined in good faith that the proposal of Mentor Graphics Corporation (Nasdaq:MENT) submitted to IKOS by correspondence from Mentor's outside counsel dated January 16, 2002, would result in a transaction more favorable to IKOS stockholders than the merger under the merger agreement with Synopsys, Inc. (Nasdaq:SNPS). The Board has communicated this determination to Synopsys as required under the Synopsys merger agreement. Despite this determination, the IKOS Board unanimously concluded that it was not in the best interests of IKOS stockholders to send a notice to terminate the Synopsys merger agreement in favor of the Mentor proposal. The IKOS Board reached this conclusion because of the continued significant risk of nonconsummation in the Mentor proposal as a result of conditions to the closing of the tender offer and the follow-on merger, and the fact that the Mentor proposal contemplates that IKOS will bear the risk of the $5.5 million termination fee in the event of nonconsummation of the Mentor transaction. The IKOS Board reaffirmed its recommendations that the IKOS stockholders reject the pending unsolicited cash tender offer commenced by Mentor on December 7, 2001, and that the IKOS stockholders not tender their shares in the Mentor tender offer.

The IKOS Board has submitted a nondisclosure agreement to Mentor Graphics for its execution, so that negotiations can commence on the Mentor proposal in compliance with the Synopsys merger agreement. IKOS will continue to comply with its obligations under the Synopsys merger agreement. A summary of the IKOS Board's determinations and the reasons for those determinations is contained in an amended Schedule 14D-9 filed today with the Securities and Exchange Commission and attached to this press release.

IKOS Systems, Inc. (Nasdaq:IKOS) is a technology leader in high-performance, hardware assisted design verification. IKOS' mission is to develop and deliver high-performance solutions that enable its customers to verify the functional correctness of their complex electronic system designs. IKOS has direct sales operations in North America, the U.K., France, Germany, The Netherlands, Japan, and India, and a distribution network throughout Asia-Pacific. The corporate headquarters is located at 79 Great Oaks Blvd., San Jose, Calif., 95119, (408) 284-0400. For more information, visit http://www.ikos.com.

        Forward-looking statements in this release relating to the Mentor proposal, the Synopsys merger, and management's revenue plan are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks of litigation, current economic conditions, continued acceptance and development of the company's existing and new products, increased levels of competition for the company, new products and technological changes, the company's ability to retain its skilled workforce, the company's dependence upon third-party suppliers, controlling product costs, customer demand for the company's products and maintenance services, intellectual property rights, achievement of cost controls, risks relating to compliance with the operating covenants in connection with the merger agreement with Synopsys, the potential distraction of management relating to the pending cash tender offer commenced by Mentor Graphics Corporation and other risks detailed from time-to-time in the company's periodic reports filed with the Securities and Exchange Commission.

        Additional Information: IKOS has filed a Schedule 14D-9 and amendments thereto with the Securities and Exchange Commission ("SEC") relating to the cash tender offer commenced by Mentor

Graphics Corporation on December 7, 2001 to acquire all outstanding shares of IKOS common stock. These documents contain important information about IKOS, the Mentor tender offer, the IKOS Board's determinations regarding the tender offer, and related matters. Investors and security holders are urged to read the Schedule 14D-9 and its amendments when available. Investors are able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov.

        In connection with the proposed merger, Synopsys, Inc. filed a Registration Statement on Form S-4 (including a Proxy Statement/Prospectus) and IKOS filed a Preliminary Proxy Statement on Aug. 9, 2001, and an Amendment No. 1 to the Registration Statement on Form S-4 and Proxy Statement/Prospectus was filed on Oct. 18, 2001 (Registration No. 333-67184), each containing information about the proposed merger, with the Securities and Exchange Commission ("SEC"). At such time the SEC declares the Form S-4 Registration Statement (including the Proxy Statement/Prospectus) to be effective, IKOS will mail the Proxy Statement/Prospectus to IKOS stockholders. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when each document becomes available. The Registration Statement and the Proxy Statement/Prospectus contain important information about Synopsys, IKOS, the proposed merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the SEC at http://www.sec.gov.

        Free copies of the Registration Statement, Proxy Statement/Prospectus and Synopsys' other filings may also be obtained by accessing Synopsys' web site at http://www.synopsys.com or by directing a request by mail or telephone to Synopsys, Inc., 700 East Middlefield Rd., Mountain View, Calif. 94043, 650/584-5000. Free copies of the Proxy Statement/Prospectus and IKOS' other filings may also be obtained by accessing IKOS' web site at http://www.ikos.com or by directing a request by mail or telephone to IKOS Systems, Inc., 79 Great Oaks Blvd., San Jose, Calif. 95119, 408/284-0400.

        You may read and copy any reports, statements and other information filed by Synopsys and IKOS at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, N.Y. and Chicago, Ill. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Synopsys' and IKOS' filings with the Commission are also available to the public from commercial document-retrieval services and the web site maintained by the Commission at http://www.sec.gov.

        Synopsys and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders by IKOS and its Board of Directors in favor of the adoption and approval of the merger agreement and approval of the merger.

        IKOS and its directors and executive officers may be deemed to be participants in the solicitation of proxies from IKOS stockholders in favor of the adoption and approval of the merger agreement and approval of the merger. Investors and securities holders may obtain additional information regarding the interests of the participants from IKOS' filings with the SEC under Rule 14a-12 of the Exchange Act of 1934, as amended.

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  Exhibit (a)(5)(Q)